

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 27, 2016

<u>Via E-mail</u>
Mr. William J. Peters
Chief Financial Officer
Amphastar Pharmaceuticals, Inc.
11570 6<sup>th</sup> Street
Rancho Cucamonga, CA   91730

> **Re:     Amphastar Pharmaceuticals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 15, 2016**
> **Form 10-Q for the quarterly period ended June 30, 2016**
> **Filed August 9, 2016**
> **Form 8-K dated August 8, 2016**
> **Filed August 8, 2016**
> **File No. 1-36509**

Dear Mr. Peters:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2015</u>
<u>Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>

<u>6.  Segment Reporting</u>

1. Please tell us your consideration for providing disclosure of revenue by product for your finished pharmaceutical products segment. In this regard, you separately disclose in management's discussion and analysis revenue for enoxaparin and naloxone but do not provide the required disclosure herein pursuant to ASC 280-10-50-40.  In your response, also tell us the amount of revenue by product for other products in this segment.

17. Commitments and Contingencies
Supply Agreement with MannKind Corporation, page 131

2. Please provide us a chronology showing the events and dates leading up to and including the mutual agreement of MannKind not purchasing the full contractually obligated amount in 2015. Include a discussion of the mutually agreed upon terms in this regard. The 2015 sales of $20.8 million were far short of the approximately $146 million minimum required under the July 31, 2014 supply agreement with MannKind. Tell us your consideration for disclosing the impact and expected impact to results of operations and financial condition of this known event, uncertainty or trend in management's discussion and analysis in your filings leading up to and including your December 31, 2015 Form 10-K. Further, tell us your consideration for disclosing the continued impact in management's discussion and analysis in your Forms 10-Q for each of the quarterly periods ended March 31, 2016 and June 30, 2016 considering that sales of RHI to MannKind have only totaled $3.8 million for the six months then ended.

3. You state that MannKind paid you a capacity cancellation fee in 2015 for 2016 regarding its election to not exercise the option under the January 2015 supply option agreement. Please tell us the amount of the fee and the line item in which it is included in your statements of operations.

Form 10-Q for the quarterly period ended June 30, 2016
Management's Discussion and Analysis

Net Revenues, page 38

4. Provide us proposed disclosure to be included in future periodic reports that quantifies the effects of:
   • The significant increase in unit volumes of naloxone; and
   • Decreases in pricing of naloxone due to increased discounts and rebates.
   Confirm to us that in future periodic reports, whenever a change is caused by more than one factor, you will quantify the effect of each factor separately.

Cash Flows from Operations, page 43

5. Please tell us why:
   • Accounts receivable, net declined by approximately $10 million as of June 30, 2016 as compared to December 31, 2015 and remained relatively flat as compared to March 31, 2016.
   • Inventories, net increased by approximately $17 million as of June 30, 2016 as compared to December 31, 2015.

<u>Form 8-K dated August 8, 2016</u>
<u>Exhibit 99.1</u>

6. You present a full income statement in the reconciliation of Non-GAAP measures. Please confirm to us that you will revise your presentation to be consistent with question 102.10 of our non-GAAP financial measures Compliance & Disclosure Interpretations updated May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance